Exhibit 99.1

Media Release

June 12, 2018

TELUS successfully closes US debt offering

Vancouver, B.C. — TELUS announced today it has successfully closed its previously announced offering of US$750 million of senior unsecured 4.60 per cent 30-year notes, maturing on November 16, 2048 (the “notes”).

TELUS has fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes. When swapped into Canadian dollars, the outstanding amount of $974 million has a fixed interest rate of 4.41 per cent.

“With today’s closing of our well-received long-dated offering, TELUS further extended the average term to maturity of our long-term debt to 12.0 years, up from 10.8 years since the end of the first quarter of 2018, while maintaining our average cost of long-term borrowing at 4.23 per cent,” said Doug French, TELUS Executive Vice-President and CFO. “As we continue to make generational investments in broadband technologies, maintaining our cost of long-term debt while extending our maturity ladder further supports our growth strategy of driving sustainable profitable customer growth over the long-term.”

The notes were offered through a syndicate of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC.

The net proceeds will be used to repay outstanding indebtedness, including outstanding commercial paper, and for general corporate purposes.

The offering was made in the United States pursuant to a prospectus supplement and accompanying short form base shelf prospectus dated May 17, 2018 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The notes were not offered in Canada or to any resident of Canada.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13.6 billion of annual revenue and 13.1 million subscriber connections, including 8.9 million wireless subscribers, 1.8 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 695-4539

ir@TELUS.com

TELUS Media Relations

Richard Gilhooley

(778) 868-0235

Richard.Gilhooley@telus.com